SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                    -----------------------------------------


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                          For the month of March, 2002


                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)


                                 Not Applicable
                  (Translation of registrant's name in English)


                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
          (Address of principal executive offices, including zip code)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                     Form 20-F  X        Form 40-F
                               ---                 ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                     Yes                 No  X
                        ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A


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                              HAEMACURE CORPORATION



FORM 6-K:  TABLE OF CONTENTS

EXHIBITS

Exhibit 99.1 Press Release of Haemacure Corporation, dated March 13, 2002, regarding manufacturing of the Hemaseel HMN product




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HAEMACURE CORPORATION


                                        By: /s/ Gilles Lemieux
                                           -------------------------------------
                                           Name:  Gilles Lemieux
                                           Title: Secretary


                              Date: March 22, 2002

                                  EXHIBIT INDEX


Exhibit 99.1 Press Release of Haemacure Corporation, dated March 13, 2002, regarding manufacturing of the Hemaseel HMN product.